Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

NOT FOR DISTRIBUTION IN THE UNITED STATES OR DISSEMINATION

THROUGH U.S. NEWS OR WIRE SERVICES

Cameco Announces $500 Million Debenture Offering

and Redemption of Series C Debentures

Saskatoon, Saskatchewan, Canada, June 16, 2014 . . . . . . . . . . . . . . .

Cameco (TSX: CCO; NYSE: CCJ) announced today that it has priced a public offering of senior unsecured debentures (the Offering) consisting of $500 million principal amount of 4.19% Senior Unsecured Debentures, Series G having a term of 10 years (the Series G Debentures). The closing of the Offering is expected to take place on June 24, 2014.

Cameco intends to use the net proceeds of the Offering to redeem its outstanding 4.70% Senior Unsecured Debentures, Series C due September 16, 2015 (the Series C Debentures), and for general corporate purposes.

RBC Capital Markets and TD Securities Inc. are acting as lead agents for the Offering. The Series G Debentures are being offered and sold by way of a prospectus supplement to Cameco’s short form base shelf prospectus dated May 29, 2012 in all of the provinces and territories of Canada. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Series G Debentures in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Series G Debentures may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended.

The completion of the Offering is subject to certain terms and conditions. A copy of the short form base shelf prospectus and prospectus supplement relating to the Series G Debentures will be available in Canada by visiting SEDAR or Cameco’s website at www.cameco.com.

On July 16, 2014, Cameco will redeem in full the Series C Debentures in aggregate principal amount of $300 million (the Redemption). The Series C Debentures were issued under a trust indenture between Cameco and CIBC Mellon Trust Company dated July 12, 1999, as supplemented by a supplemental indenture dated September 16, 2005 (the Indenture). The Redemption is being made in accordance with the terms of the Indenture.

The redemption price, under the Indenture, is based on the yield for a Government of Canada bond with the equivalent term to maturity plus 0.22%. The following is the redemption price, accrued and unpaid interest and total redemption payment amount for each $1,000 of principal (to three decimal places):

Series C Debentures

Redemption price	$1,039.960
Accrued and unpaid interest	$15.710
Total redemption payment	$1,055.670

Non-registered holders (brokerage firms or other financial institutions) of the Series C Debentures that maintain their interest through CDS Clearing and Depository Services Inc. (CDS) should contact their CDS customer service representative with any questions about the Redemption. Beneficial holders of the Series C Debentures with questions about the Redemption should contact their respective brokerage firm or financial institution, which holds interests in the Series C Debentures on their behalf.

Profile

Cameco is one of the world’s largest uranium producers, a significant supplier of conversion services and one of two CANDU fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. We also explore for uranium in the Americas, Australia and Asia. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

Caution Regarding Forward-Looking Information and Statements

The statements contained in this news release regarding the Offering and the Redemption, including the expected closing date of the Offering, the anticipated use of proceeds and the date of the Redemption, are forward-looking information or forward-looking statements under Canadian and U.S. securities laws. They are subject to the risk that the Offering and Redemption will not be completed as planned. This forward-looking information assumes that the Offering will be successfully completed, and the Redemption will be successfully effected, in accordance with the offering and redemption provisions of the Indenture. We will not necessarily update this information unless we are required to by securities laws.

Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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Investor inquiries:	Rachelle Girard	(306) 956-6403
Media inquiries:	Gord Struthers	(306) 956-6593